BUKER, JONES & HALEY, P.C.

ATTORNEYS AT LAW

SOUTH TERRACES, SUITE 170

115 PERIMETER CENTER PLACE

ATLANTA, GEORGIA 30346-1238

RICHARD W. JONES www.corplaw.net Telephone 770-804-0500

email: jones@corplaw.net

Facsimile  770-804-0509

July 27, 2006

VIA OVERNIGHT MAIL

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Mail Stop 3561

Attn:  Janice McGuirk

Re:

The Forsythe Group – Registration Statement on Form SB-2

(File No.:  333-131882) [BJ&H File No. 3446.01]

Dear Mr. Reynolds:

This firm represents The Forsythe Group, which filed a Form SB-2 Registration Statement with the Commission on February 13, 2006 and which filed Amendment No. 1 to that Registration Statement on May 17, 2006.  Your office provided a comment letter to the initial filing dated March 17, 2006, and you provided comments to Amendment No. 1 by your letter dated June 16, 2006 (the "Comment Letter").  In that Comment Letter you requested that the Registrant file a cover letter with its next amendment to the Registration Statement, which keys its responses to the numbered paragraphs of your Comment Letter and which provides supplemental information as requested.  At this time we are submitting, on behalf of the Registrant, Amendment No. 2 to the Registration Statement on Form SB-2, and we are also forwarding a redline copy of the Registration Statement, which identifies changes from Amendment No. 1.  The purpose of this letter is to facilitate your review by providing our responses to your Comment Letter keyed to the paragraphs of that letter as requested and to provide appropriate supplemental information as necessary.

Accordingly, our responses are as follows:

General:

1.

The table of contents has been revised to refer to the correct page numbers.

Risk Factors, Page 4:

2.

We note that the body of this Risk Factor conflicted with the heading of the Risk Factor.  In fact, investors will receive dividends and interest earned on the investment

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Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

July 27, 2006

of their funds while in escrow.  However, the escrow account itself does not earn interest.  This distinction was previously discussed in our response to comment 10 of your previous comment letter.  The heading and body of this Risk Factor have now been changed to reflect these facts and similar changes have been made throughout the Registration Statement where appropriate.

3.

As requested, we have included in Risk Factor 12 the price per share of common stock paid by the officers, directors and promoters of the Company.

Financial Statements, Page 28:

4.

The financial statements have been revised to expense organizational costs, and footnote (j) has been added to explain this treatment.

5.

New interim financial statements dated June 30, 2006 have been included in the Registration Statement, and the disclosure throughout the Registration Statement have been updated to reflect the revised financial statements.

Part II – Exhibits:

6.–8.

The opinion filed as Exhibit 5 has been modified to eliminate any reference to those who may rely on it, references to the third party standards on legal opinions issued by the State Bar of Georgia have been removed and we have indicated that we are opining on Nevada law.  The opinion is not qualified in any respect and complies fully with the requirements of Regulation SB Section 601 (b)(5).

We hope these comments are helpful in facilitating your review of Amendment No. 2 to the Registration Statement.  If you should have any questions or if you need clarification on any of the issues discussed in this letter, please contact me at the telephone number noted above.

Very truly yours,

BUKER, JONES & HALEY, P.C.

/s/ Richard W. Jones

Richard W. Jones

RWJ:jem

Enclosure

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